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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*



                         STONE & WEBSTER, INCORPORATED
________________________________________________________________________________
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                   86157210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York 10038
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               March 28, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 9 TO SCHEDULE 13D

     This amended statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Stone & Webster, Incorporated, a Delaware corporation (the "Company"). Item 4 of a statement on Schedule 13D (as previously amended) filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Zenith Associates, L.P. ("Zenith"), Frank and Irja Cilluffo Foundation, Inc. (the "Foundation"), Frank J. A. Cilluffo and General Edward C. Meyer (Ret.) (collectively, the "Reporting Persons") is amended as follows:

Item 4.  Purpose of Transaction.
         ----------------------

No change except for the addition of the following:

     Cilluffo Associates, by letter dated March 28, 1996, has withdrawn its request pursuant to a letter dated November 20, 1995 that the Company include a shareholder proposal in its proxy material for the Company's 1996 annual meeting. In connection with such withdrawal, Cilluffo Associates noted that, while the Board of Directors of the Company has not committed to take the actions included in the proposal, certain steps taken by the Board indicate to Cilluffo Associates that the proposal may be unnecessary.

     In addition, the Company has agreed that, in the event that Cilluffo Associates determines to submit a similar proposal for inclusion in the 1997 proxy statement, the Company will include such proposal.

     The text of such March 28, 1996 letter is filed herewith as Exhibit A.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


March 28, 1996



                                  CILLUFFO ASSOCIATES, L.P.

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  Managing General Partner


                                  ZENITH ASSOCIATES, L.P.

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  Managing General Partner


                                  FRANK AND IRJA CILLUFFO FOUNDATION

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  President


                                  /s/ Frank J. A. Cilluffo
                                  ----------------------------------
                                  Frank J. A. Cilluffo


                                  /s/ Edward C. Meyer
                                  ----------------------------------
                                  General Edward C. Meyer (Ret.)

                                                                       EXHIBIT A

                           CILLUFFO ASSOCIATES, L.P.
                          160 Broadway, East Building
                           New York, New York 10038

                                March 28, 1996



Mr. H. Kerner Smith
President and Chief Executive Officer
Stone & Webster, Incorporated
250 West 34th Street
New York, New York 10119

Dear Mr. Smith:

     This letter will confirm our prior discussion that Cilluffo Associates, L.P. ("Cilluffo Associates") is withdrawing its stockholder proposal previously submitted under SEC Rule 14a-8 and that, as a result, Stone & Webster, Incorporated ("S&W") need not include such proposal in the proxy statement for this year's annual stockholder meeting. While the Board of Directors of S&W has not committed to take the actions included in the proposal, certain steps taken by the Board indicate to Cilluffo Associates that the proposal may be unnecessary.

     This letter will further confirm that, in consideration of such withdrawal and in recognition of the substantial time and expense incurred by both Cilluffo Associates and S&W in contesting the proposed inclusion of such stockholder proposal in this year's proxy statement, S&W has agreed that, in the event that Cilluffo Associates determines to submit a similar proposal under Rule 14a-8 for inclusion in the 1997 proxy statement, S&W will include such proposal in the 1997 proxy statement and will not contest the inclusion of such proposal before the SEC or otherwise.

     Please confirm your agreement with the foregoing by signing and returning a copy of this letter in the place indicated below.

                                                 Sincerely yours,

                                                 CILLUFFO ASSOCIATES, L.P.


                                                 By: /s/ Frank J. A. Cilluffo
                                                    ----------------------------
                                                    Frank J. A. Cilluffo
                                                    Managing Partner


ACKNOWLEDGED AND AGREED:

STONE & WEBSTER, INCORPORATED

By: /s/ H. Kerner Smith
   --------------------------------
   H. Kerner Smith
   President and Chief Executive Officer